

October 11, 2012

Via E-mail
Jeffrey C. Newman
Vice President, Chief Financial Officer
MGE Energy, Inc.
133 South Blair Street
Madison, Wisconsin 53703

>   **Re: MGE Energy, Inc.**
>   **Madison Gas and Electric Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 24, 2012**
>   **Response dated September 24, 2012**
>   **File Nos. 0-49965 and 0-01125**

Dear Mr. Newman:

    We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

18. Commitments and Contingencies, page 92

Columbia Clean Air Act Litigation, page 98

1. We note your response to comment 1 and your statement, "[i]n accordance with applicable accounting standards, MGE has accrued an amount for this matter representing its best estimate of the lower end of the range of the probable liability, based upon its assessment of the settlement discussions. That accrued amount is not material to the financial statements. However, if the parties are unable to reach a final settlement, or if the court does not approve any settlement that is reached, then MGE could be exposed to liabilities materially greater than the amount that has been accrued in its financial

statements." Based on your response, it appears you have determined a range of possible loss amounts and you have accrued for the amount at the lower end of the range of loss. We reissue our prior comment and advise you that paragraphs 3-8 of ASC 450-20-50 require disclosure of the additional exposure to loss if there is a reasonable possibility that the additional amounts will be paid. Please revise to disclose the additional exposure of loss in excess of the amounts accrued in your financial statements. In this regard, we do not believe your proposed disclosure complies with the basic disclosure requirements of the above referenced literature or is transparent to allow an investor to understand the entire range of loss with respect to the Columbia Clean Air Act Litigation. Please show us what your disclosure will look like.

You may contact Robert Babula, Staff Accountant, at (202) 551- 3339, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551- 3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief